Annual General Meeting of Kingtone Wirelessinfo Solution Holding Ltd

Date: August 30, 2013

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To elect five (5) directors; and			
a) Tao Li	☐	☐	☐
b) Li Wu	☐	☐	☐
c) Lili Dong	☐	☐	☐
d) Xianyun Zhang	☐	☐	☐
e) Junwei Wang	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Kingtone Wirelessinfo Solution Holding Ltd to be held August 30, 2013 For Holders as of July 23, 2013

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York time August 22, 2013.

PROXY TABULATOR FOR
KINGTONE WIRELESSINFO
SOLUTION HOLDING LTD
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM New York time on August 22, 2013)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of KINGTONE WIRELESSINFO SOLUTION HOLDING LTD registered in the name of the undersigned on the books of the Depositary as of the close of business July 23, 2013 at the Annual General Meeting of the Shareholders of KINGTONE WIRELESSINFO SOLUTION HOLDING LTD to be held on August 30, 2013 in 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi'an, Shaanxi Province, People's Republic of China 710065.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

PROXY TABULATOR FOR
KINGTONE WIRELESSINFO
SOLUTION HOLDING LTD
P.O. Box 8016
CARY, NC 27512-9903